UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. 11.
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    ) (1)

International Wire Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

460933104

(CUSIP Number)

October 22, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460933104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Distressed Investment Fund (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 223,361 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 223,361 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 223,361 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Distressed Investment Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 393,090 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 393,090 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,090 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo DIF Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 616,451 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 616,451 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,451 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo DIF Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 616,451 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 616,451 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,451 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer International Wire Group, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 101 South Hanley Road, Suite 1050 St. Louis, Missouri 63105

Item 2.
(a)

Name of Person Filing
This statement is filed by Apollo Distressed Investment Fund (QP), L.P. (“AP DIF (QP)”), Apollo Distressed Investment Offshore Fund, Ltd. (“AP Offshore”), Apollo DIF Advisors, LP (“Advisors”) and Apollo DIF Management, LP (“Management”).  Advisors serves as the general partner and Management serves as the manager of each of AP DIF (QP) and AP Offshore.  AP DIF (QP), AP Offshore, Advisors and Management are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal office of each of the Reporting Persons is c/o Apollo DIF Management, LP, Two Manhattanville Road, Purchase, New York 10577.
	(c)	Citizenship AP DIF (QP), Advisors and Management are each Delaware limited partnerships, and AP Offshore is an exempted company incorporated in the Cayman Islands with limited liability.
	(d)	Title of Class of Securities Common Stock, par value $0.01 (the “Common Stock”).
	(e)	CUSIP Number 460933104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). Not applicable.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		AP DIF (QP):	223,361 shares of Common Stock
		AP Offshore:	393,090 shares of Common Stock
		Advisors:	616,451 shares of Common Stock
		Management:	616,451 shares of Common Stock

Advisors, Management, Apollo DIF Capital Management, LLC, which is the general partner of Advisors, AIF DIF Management GP, LLC, which is the general partner of Management, and Messrs. Leon Black and John Hannan, the executive officers and directors of Apollo DIF Capital Management, LLC, AIF DIF Management GP, LLC and their respective members, disclaim beneficial ownership of all shares of the Issuer’s common stock in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

	(b)	Percent of class:
		AP DIF (QP):	2.2%
		AP Offshore:	3.9%
		Advisors:	6.1%
		Management:	6.1%

The percentage amounts are based on 10,000,002 shares of Common Stock outstanding on November 22, 2004, according to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 24, 2004.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 for all Reporting Persons.
		(ii)	Shared power to vote or to direct the vote
		AP DIF (QP): AP Offshore: Advisors: Management:	223,361 shares of Common Stock 393,090 shares of Common Stock 616,451 shares of Common Stock 616,451 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 0 for all Reporting Persons
		(iv)	Shared power to dispose or to direct the disposition of
		AP DIF (QP): AP Offshore: Advisors: Management:	223,361 shares of Common Stock 393,090 shares of Common Stock 616,451 shares of Common Stock 616,451 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[ The remainder of this page intentionally left blank ]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005	APOLLO DISTRESSED INVESTMENT FUND (QP), L.P.

By:	APOLLO DIF ADVISORS, LP
Its General Partner

By:	APOLLO DIF CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: February 11, 2005	APOLLO DISTRESSED INVESTMENT OFFSHORE FUND, LTD.

By:	APOLLO DIF ADVISORS, LP
Its General Partner

By:	APOLLO DIF CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: February 11, 2005	APOLLO DIF ADVISORS, LP

By:	APOLLO DIF CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: February 11, 2005	APOLLO DIF MANAGEMENT, LP

	By:	AIF DIF MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President